Swift Energy Company
16825 Northchase, Suite 400
Houston, Texas 77060
June 25, 2009

VIA EDGAR

Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549 Attn: Norm Gholson

Re:           Registration Statement on Form S-3 (File No. 333-159341)

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, Swift Energy Company (the “Company”), hereby requests that the effectiveness of the Registration Statement, as amended, be accelerated to 10:00 a.m. on June 26, 2009, or as soon thereafter as practical.

The disclosure in the filing is the responsibility of the Company.  The Company represents to the Commission that:

(a)	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(b)
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosures in the filing; and

(c)
the Company will not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at (281) 874-2724 or Donald Brodsky of Baker & Hostetler LLP at (713) 646-1335 with any questions regarding the foregoing.

Very truly yours, Swift Energy Company /s/ Alton D. Heckaman, Jr.
By:	Alton D. Heckaman, Jr.
Title:	Executive Vice President & Chief Financial Officer